SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

AVI BIOPHARMA, INC.
 (Name of Issuer)

Common Stock, par value $.0001 per share
 (Title of Class of Securities)

637184108
 (CUSIP Number)

Gary T. Moomjian, Esq.
Moomjian, Waite, Wactlar & Coleman, LLP
100 Jericho Quadrangle, Suite 225
Jericho, New York 11753
(516) 937-5900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☒.

NOTE:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637184108	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

George W. Haywood

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF	7	SOLE VOTING POWER
SHARES		8,804,799 (2)
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		1,000,000 (3)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		8,804,799 (2)
PERSON WITH	10	SHARED DISPOSITIVE POWER
		1,000,000 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,804,799

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Mr. Haywood, Ms. Haywood, Rockall Emerging Markets Master Fund Ltd. (the “Fund”), Meldrum Asset Management, LLC (“Meldrum”), Mr. Egan and Mr. O’Driscoll may be deemed to be a group.
(2)	Includes 1,475,673 shares underlying warrants.
(3)	Represents shares owned by spouse, Ms. Haywood.

CUSIP No. 637184108	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Cheryl Haywood

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF	7	SOLE VOTING POWER
SHARES		1,000,000
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		8,804,799 (2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,000,000
PERSON WITH	10	SHARED DISPOSITIVE POWER
		8,804,799 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,804,799

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Mr. Haywood, Ms. Haywood, the Fund, Meldrum, Mr. Egan and Mr. O’Driscoll may be deemed to be a group.
(2)	Represents shares owned by spouse, Mr. Haywood. Includes 1,475,673 shares underlying warrants.

CUSIP No. 637184108	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Rockall Emerging Markets Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America

NUMBER OF	7	SOLE VOTING POWER
SHARES		3,566,730 (2)
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		3,566,730 (2)
PERSON WITH	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,566,730

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%

14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	Mr. Haywood, Ms. Haywood, the Fund, Meldrum, Mr. Egan and Mr. O’Driscoll may be deemed to be a group.
(2)	Includes 631,034 shares underlying warrants.

CUSIP No. 637184108	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Meldrum Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America

NUMBER OF	7	SOLE VOTING POWER
SHARES		3,566,730 (2)
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		3,566,730 (2)
PERSON WITH	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,566,730

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%

14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	Mr. Haywood, Ms. Haywood, the Fund, Meldrum, Mr. Egan and Mr. O’Driscoll may be deemed to be a group.
(2)	Includes 631,034 shares underlying warrants.

CUSIP No. 637184108	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Con Egan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		3,566,730 (2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
		3,566,730 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,566,730

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Mr. Haywood, Ms. Haywood, the Fund, Meldrum, Mr. Egan and Mr. O’Driscoll may be deemed to be a group.
(2)	Includes 631,034 shares underlying warrants.

CUSIP No. 637184108	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Conor O’Driscoll

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		3,566,730 (2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
		3,566,730 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,566,730

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Mr. Haywood, Ms. Haywood, the Fund, Meldrum, Mr. Egan and Mr. O’Driscoll may be deemed to be a group.
(2)	Includes 631,034 shares underlying warrants.

Item 1.	Security and Issuer.

The class of securities to which this statement relates is the common stock, par value  $.0001 per share (the "Common Stock"), of AVI BioPharma, Inc. (the "Company").  The Company’s principal executive office is located at 3450 Monte Villa Parkway, Suite 101, Bothell, Washington 98021.

Item 2.	Identity and Background.

(a)  This statement is being jointly filed by Mr. George W. Haywood, Ms. Cheryl Haywood, Rockall Emerging Markets Master Fund Limited (the “Fund”), Meldrum Asset Management, LLC (“Meldrum”), Mr. Con Egan and Mr. Conor O’Driscoll (all collectively referred to as the “Filers”).  The principals of Meldrum are Con Egan and Conor O’Driscoll, and Meldrum is the investment manager of the Fund.

(b) The business address for Mr. Haywood and Ms. Haywood is c/o Moomjian, Waite, Wactlar & Coleman, LLP, 100 Jericho Quadrangle, Suite 225, Jericho, New York 11753.  The business address for the Fund is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.  The business address for each of Meldrum, Mr. Egan and Mr. O’Driscoll is 570 Lexington Avenue, New York, New York 10022.

(c) Mr. Haywood is a private investor, Ms. Haywood is a teacher, and Messrs. Egan and O’Driscoll are investment managers.

(d) None of the Filers have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Filers have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Haywood, Ms. Haywood and Conor O’Driscoll are United States citizens.  The Fund is a Cayman Islands exempted company.  Meldrum is organized in the State of Delaware.  Mr. Egan is a citizen of Ireland.

Item 3.	Source and Amount of Funds or Other Consideration.

Not Applicable.

Item 4.	Purpose of Transaction

On March 16, 2010, Mr. Haywood, Ms. Haywood and Meldrum requested that the Company call a special shareholders meeting to (1) remove certain members of the Company’s board of directors (“Board”) and (2) elect new directors to the Board to fill vacancies left by removal of directors.  The Filers beneficially own an aggregate 11,264,822 issued and outstanding shares of Common Stock, consisting of 7,329,126 Shares beneficially owned by George W. Haywood (inclusive of Shares held in IRA form), 1,000,000 Shares beneficially owned by Cheryl Haywood and 2,935,696 shares beneficially owned by the Fund.  Such request was made by written notice to the Company, dated March 16, 2010, in accordance with Section 2.2 of the First Restated Bylaws of the Company and Section 60.204 of the Oregon Business Corporation Act.

The letter is included as Exhibit 2 hereto, and incorporated herein by reference.

The Filers may acquire additional securities of the Company from time to time, may dispose of such securities so as to meet their investment objectives, and may seek further changes in management of the Company.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number of shares of Common Stock beneficially owned by the Filers is 13,371,529.  Such amount represents beneficial ownership of 11.9% of the Common Stock of the Company.

(b) As for Mr. Haywood, the number of shares of Common Stock as to which he has:

1.	Sole power to vote or to direct vote is 8,804,799.
2.	Shared power to vote or to direct vote is 1,000,000.
3.	Sole power to dispose or to direct the disposition is 8,804,799.
4.	Shared power to dispose or to direct the disposition is 1,000,000.

As for Ms. Haywood, the number of shares of Common Stock as to which she has:

1.	Sole power to vote or to direct vote is 1,000,000.
2.	Shared power to vote or to direct vote is 8,804,799.
3.	Sole power to dispose or to direct the disposition is 1,000,000.
4.	Shared power to dispose or to direct the disposition is 8,804,799.

As for the Fund, the number of shares of Common Stock as to which it has:

1.	Sole power to vote or to direct vote is 3,566,730.
2.	Shared power to vote or to direct vote is 0.
3.	Sole power to dispose or to direct the disposition is 3,566,730.
4.	Shared power to dispose or to direct the disposition is 0.

As for Meldrum, the number of shares of Common Stock as to which it has:

1.	Sole power to vote or to direct vote is 3,566,730.
2.	Shared power to vote or to direct vote is 0.
3.	Sole power to dispose or to direct the disposition is 3,566,730.
4.	Shared power to dispose or to direct the disposition is 0.

As for Mr. Egan, the number of shares of Common Stock as to which he has:

1.	Sole power to vote or to direct vote is 0.
2.	Shared power to vote or to direct vote is 3,566,730.
3.	Sole power to dispose or to direct the disposition is 0.
4.	Shared power to dispose or to direct the disposition is 3,566,730.

As for Mr. O’Driscoll, the number of shares of Common Stock as to which he has:

1.	Sole power to vote or to direct vote is 0.
2.	Shared power to vote or to direct vote is 3,566,730.
3.	Sole power to dispose or to direct the disposition is 0.
4.	Shared power to dispose or to direct the disposition is 3,566,730.

(c) On March 4, 2010, the Fund purchased 150,000 shares of Common Stock.  Other than this purchase, the Filers have not effected any transactions with respect to any securities of the Company during the past sixty days.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Included as shares for which there exists sole voting and dispositive power are 1,475,673 shares underlying warrants held by George Haywood.

Each of the Fund and Meldrum, as the manager of the Fund, has the power to vote and dispose of the shares of Common Stock beneficially owned by the Fund.  Each of Mr. Egan and Mr. O’Driscoll, by virtue of his position as a manager of Meldrum, has the shared authority to vote and dispose of all of the shares of Common Stock held by the Fund.  Except as set forth in Item 4 above and this Item 6, the Filers have no contracts, arrangements, understandings or relationships with respect to the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Item 7 contains the following exhibits:

Exhibit 1	Schedule 13D Joint Filing Agreement.
Exhibit 2	Demand Notice for Special Shareholders Meeting.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2010

/s/ George W. Haywood
George W. Haywood

/s/ Cheryl Haywood
Cheryl Haywood

ROCKALL EMERGING MARKETS MASTER FUND LTD.

By: Meldrum Asset Management, LLC
Its Investment Manager

	By:	/s/ Con Egan
Name: Con Egan
Title: Manager

MELDRUM ASSET MANAGEMENT, LLC

	By:	/s/ Con Egan
Name: Con Egan
Title: Manager

/s/ Con Egan
Con Egan

/s/ Conor O’Driscoll
Conor O’Driscoll

EXHIBIT INDEX

Exhibit No.	Description

1	Schedule 13D Joint Filing Agreement

2	Demand Notice for Special Shareholders Meeting

EXHIBIT 1

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Schedule 13D (including any additional amendments thereto) with respect to the securities of AVI BioPharma, Inc. and that this Agreement be filed as an Exhibit to such Schedule 13D.

This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the 19th day of March, 2010.

/s/ George W. Haywood		/s/ Con Egan
George W. Haywood		Con Egan

/s/ Cheryl Haywood		/s/ Conor O’Driscoll
Cheryl Haywood		Conor O’ Driscoll

ROCKALL EMERGING MARKETS MASTER
FUND LTD.

By: Meldrum Asset Management, LLC
Its Investment Manager

By:	/s/ Con Egan
Name: Con Egan
Title: Manager

MELDRUM ASSET MANAGEMENT, LLC

By:	/s/ Con Egan
Name: Con Egan
Title: Manager

EXHIBIT 2

Demand Notice for Special Shareholders Meeting

George W. Haywood	Meldrum Asset Management	Cheryl Haywood
3023 Q Street, N.W.	570 Lexington Avenue	3023 Q Street, N.W.
Washington, D.C. 20007	New York, New York 10022	Washington, D.C. 20007

March 16, 2010

Via Facsimile and Federal Express
AVI BioPharma, Inc.
3450 Monte Villa Parkway, Suite 101
Bothell, Washington 98021
Attention: J. David Boyle II, Secretary

Re:	Demand for Special Meeting of Shareholders Pursuant to Section 60.204 of the Oregon Business Corporation Act and Section 2.2 of the Bylaws of AVI BioPharma, Inc.

Gentlemen:

Pursuant to Section 60.204 of the Oregon Business Corporation Act and Section 2.2 of the First Restated Bylaws (the “Bylaws”) of AVI BioPharma, Inc. (the “Company”), Mr. George W. Haywood, Ms. Cheryl Haywood and Meldrum Asset Management, as the beneficial and/or record owners on the date hereof of 11,264,822 shares of common stock, par value $0.0001 per share, of the Company (“Shares”) in the aggregate, hereby demand a special meeting of shareholders of the Company (the “Special Meeting”) for the purpose of voting on the following proposals:

·
Proposal 1 – Pursuant to Section 3.14 of the Bylaws, the shareholders shall remove with or without cause at a meeting expressly called for that purpose, certain members of the Company’s board of directors (the “Board”).

·
Proposal 2–  Pursuant to Section 3.10 of the Bylaws, to the extent shareholders vote to remove certain incumbent directors pursuant to Proposal 1 above, the shareholders shall elect new directors to the Board to fill the vacancies left by the removal of directors.

·	Proposal 3 – The Special Meeting shall be adjourned, if necessary, for the purpose of soliciting additional proxies to vote in favor of Proposals 1 and 2.

Proposals 1, 2 and 3 are collectively referred to herein as the “Proposals.”

Class and Number of Shares of Capital Stock

Mr. Haywood, Ms. Haywood and Meldrum Asset Management own an aggregate 11,264,822 Shares, consisting of 7,329,126 Shares beneficially owned by George W. Haywood (inclusive of Shares held in IRA form), 1,000,000 Shares beneficially owned by Cheryl Haywood and 2,935,696 Shares beneficially owned by Meldrum Asset Management.

Mr. Haywood, Ms. Haywood and Meldrum Asset Management, as owners of more than 10% of the outstanding Shares of the Company, seek to improve the business, operations, financial condition and strategic direction of the Company.

Appearance at the Special Meeting

Mr. Haywood, on behalf of Ms. Haywood and himself, and a representative of Meldrum Asset Management intend to appear in person or by proxy at the Special Meeting to bring the Proposals before the Special Meeting.

Persons to Contact with Respect to the Proposals

Should you have any questions with respect to the foregoing, please contact George W. Haywood.

/s/ George W. Haywood
George W. Haywood

/s/ Cheryl Haywood
Cheryl Haywood

Meldrum Asset Management

By:	/s/ Con Egan
Name: Con Egan
Title: Principal

cc:	Leslie Hudson, Ph. D.

Mr. Joseph Edelman
Perceptive Life Sciences
499 Park Avenue
New York, New York 10022

Mr. John Gorman
Tejas Securities Group, Inc.
8226 Bee Caves Road
Austin, Texas 78746

Gary T. Moomjian, Esq.
Moomjian, Waite, Wactlar & Coleman, LLP
100 Jericho Quadrangle, Suite 225
Jericho, New York 11753

Kenneth S. Leonetti, Esq.
Foley Hoag LLP
Seaport West
155 Seaport Boulevard
Boston, Massachusetts 02210-2600